FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 19th March 2007.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

Date of Notification to RDS plc:	14 March 2007
Today’s date:	19 March 2007
Name of Issuer:	Royal Dutch Shell plc

Date of transaction (“DATE”):	14 March 2007

Notification relating to a transaction notified in accordance with: DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

Name of Directors / Persons discharging managerial responsibilities:

Directors/Persons Discharging Managerial Responsibilities (“PDMR”) who have interests in the employee share plans (names listed below)

Nature of the transaction:

Changes in interests in connection with employee savings benefit plans due to contributions from dividends.

Classes of security:
	Royal Dutch Shell Class A-	American depositary receipt (“RDS.A”)
	Linda Cook	RDS.A 108.499

Consideration:
	Linda Cook	$6,975.40

Name of contact:	Mark Edwards
Phone number of contact:	020 7934 2817

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Assistant Company Secretary

Date: 19 March 2007